Exhibit (a)(19)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN ITALY

EXERCISE PRICE OF NEW OPTION GRANT

Exercise Price. The exercise price of your New Option Grant will be equal to the greater of (i) the closing selling price per share of i2 common stock on the date the New Option Grant is made or (ii) the “normal value” (as determined under Italian tax rules).

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Italy. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option Grant.

New Option Grant. You will not be subject to tax at the time you receive the New Option Grant.

Exercise of New Option Grant. You will not recognize further taxation upon exercise of the option.

Sale of Shares. You will recognize capital gain when you subsequently sell the shares in an amount equal to the difference between the sale price of the shares and the fair market value of the shares on the date of exercise.